General (Retired) Rick Hillier Joins KWESST Board

Former Canadian Chief of Defence Staff to Chair Strategic Planning Committee of the Board

December 6, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today announced that General (Retired) Rick Hillier has joined KWESST's Board of Directors and will chair the Company's Strategic Planning Committee, following the retirement of Jeff McLeod.

General Hillier previously served as international advisor to KWESST.  "I'm excited to play a more active role at KWESST, said General Hillier, "Especially with the diverse set of opportunities KWESST is pursuing and its proven ability to win big defence programs, like the $136M DSEF program with its joint venture partners.  I believe KWESST is well positioned for more big defence program wins, and that the public safety offerings the Company is rolling out can provide substantial upside."

"General Hillier is known as a 'general's general', and is highly regarded in the military community internationally," said David Luxton, KWESST Executive Chairman.  "He Chairs the Strategic Advisory Council  to Ukrainian President Zelensky, which includes notable generals and senior officers from the U.S. and other countries.  "We know that General Hillier is selective about how he commits his time and efforts", added Luxton, "So it says a great deal that he has committed to KWESST in this way, and we are honoured and privileged to have him more actively involved in shaping the global-build out of the business."

As the former Canadian Chief of the Defence Staff, General Hillier held Canada's highest-ranking position in the Canadian Forces from February 4, 2005, to July 1, 2008.  Among his many military career highlights, he oversaw Canada's mission in Afghanistan and was a strong and effective advocate for modernized equipment in support of the mission.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for it's Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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